Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Hawaiian Holdings, Inc. for the registration of common stock, preferred stock, depositary shares, warrants, debt securities, purchase contracts, subscription rights, and units, and of Hawaiian Airlines, Inc. for the registration of debt securities, and to the incorporation by reference therein of our reports dated February 12, 2020, with respect to the consolidated financial statements of Hawaiian Holdings, Inc., and the effectiveness of internal control over financial reporting of Hawaiian Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Honolulu, Hawai‘i

August 5, 2020